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July 13, 2022

CONFIDENTIAL

Ms. Tatanisha Meadows
Mr. Adam Phippen
Mr. Brian Fetterolf
Ms. Lilyanna Peyser

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TH International Limited Amendment No. 7 to Registration Statement on Form F-4 Filed July 5, 2022 File No. 333-259743

Dear Ms. Meadows, Mr. Phippen, Mr. Fetterolf, and Ms. Peyser:

On behalf of our client, TH International Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 12, 2022, on the Company’s revised Registration Statement on Form F-4 publicly filed on July 5, 2022, relating to a proposed business combination (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its revised Registration Statement on Form F-4 (the “Revised Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review pursuant to the Jumpstart Our Business Startups Act. Simultaneously with the filing via EDGAR, the Company is delivering to the staff via hand delivery five courtesy copies of this letter and the Revised Registration Statement, marked to show changes to the Registration Statement, and two courtesy copies of the filed exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

责任有限合伙 非中国执业律师 • Licensed foreign lawyers only

Austin   Bay Area   Boston   Brussels   Chicago   Dallas   Hong Kong   Houston   London   Los Angeles   Munich   New York   Paris   Salt Lake City   Shanghai   Washington, D.C.

July 13, 2022

Amendment No. 7 to Registration Statement on Form F-4 filed July 5, 2022

Risk Factors

"The mutual termination of BofA Securities's engagements as a joint placement agent and financial advisor to THIL may indicate that . . . ", page 89

1.	We note your disclosure that the "termination of BofA Securities’s engagements as a joint placement agent and financial advisor to THIL may indicate that it is unwilling to be associated with the disclosure in this proxy statement/prospectus or the underlying business or financial analysis related to the Business Combination" (emphasis added), as well as additional instances of similar disclosure in which you discuss the termination / resignation of BofA Securities and UBS (for example, on pages xxii, 90, 91, 126 and 128). Please remove "may indicate" in each applicable instance to instead indicate that the applicable financial advisor "is unwilling" to be associated with the disclosure or underlying analysis.

In response to the Staff’s comments, the Company has revised the disclosure on pages xxii, 89, 90, 91, 126 and 128 of the Revised Registration Statement.

Termination of BofA Securities's Engagements, page 124

2.	We note your response to comment 1, as well as your deleted disclosure. In your discussion of how "BofA Securities has declined to provide the letter . . . ," you continue to refer to "disclosure with respect to THIL and Silver Crest’s understanding that a number of advisory firms, including BofA Securities, are generally seeking to withdraw from pending de-SPAC transactions due to the recent rule proposals by the SEC." As you have deleted the referenced disclosure, please also delete this description of such disclosure when discussing the letter request to both BofA Securities and to UBS. Please make conforming changes in your section entitled "Termination of UBS's Engagements" on page 128, as well as in your risk factors on pages 90 and 91.

In response to the Staff’s comments, the Company has revised the disclosure on pages 90, 91, 126 and 128 of the Revised Registration Statement.

If you have any questions regarding the Revised Registration Statement, please contact me at steve.lin@kirkland.com, + 86 10 5737 9315 (work) or +86 18610495593 (cell). Questions pertaining to matters may be directed to the following partner at KPMG Huazhen LLP.

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin

Steve Lin

July 13, 2022

Enclosures

c.c.	Lu Yongchen, Chief Executive Officer

Dong Li, Chief Financial Officer

Linda Zhao, Partner, KPMG Huazhen LLP

John Owen, Esq., Partner, Morrison & Foerster LLP